Exhibit 99.1

Bionomics Announces Retirement of Board Member

ADELAIDE, Australia, and CAMBRIDGE, Mass., November 28, 2023 -- Bionomics Limited (Nasdaq: BNOX) (Bionomics or Company), a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today announced that Dr. Errol De Souza will not be standing for re-election to the Company’s Board of Directors at the upcoming Annual General Meeting (“AGM”) on November 30, 2023, which retirement from the Board will be effective as of the AGM. Following Dr. De Souza’s retirement from the Board of Directors, it will be now composed of a total of 6 Directors.

“On behalf of the Board and the Bionomics team I would like to thank Dr. De Souza for his leadership and contributions to Bionomics, both as a Non-Executive Director as well as Executive Chair and wish him all the best in the future” commented Alan Fisher, Non-Executive Chair of the Board of Directors of Bionomics.

“Errol has been a valuable long-standing member of the Board for over 15 years”, added Spyros Papapetropoulos, M.D., Ph.D., President and CEO of Bionomics. “We truly appreciate his service, insights and support throughout the years and wish him all the best in his future endeavours.”

The Company plans to advance its lead asset, BNC210, to Phase 3 study in social anxiety disorder, and following the positive Phase 2 results in post-traumatic stress disorder is preparing for an End of Phase 2 meeting with the U.S. Food & Drug Administration.

FOR FURTHER INFORMATION PLEASE CONTACT:

General Rajeev Chandra Company Secretary CoSec@bionomics.com.au	Investor Relations Kevin Gardner kgardner@lifesciadvisors.com	Investor Relations Chris Calabrese ccalabrese@lifesciadvisors.com

About Bionomics Limited

Bionomics (NASDAQ:BNOX) is a clinical-stage biotechnology company developing novel, first-in-class, allosteric ion channel modulators to treat patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc. (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions. Bionomics’ pipeline also includes preclinical assets that target Kv3.1/3.2 and Nav1.7/1.8 ion channels being developed for CNS conditions of high unmet need. www.bionomics.com.au